Exhibit 99.1

FIRST CAPITAL REALTY ANNOUNCES FIRST QUARTER 2018 RESULTS

Toronto, Ontario (May 8, 2018) - First Capital Realty Inc. (“First Capital Realty”) (TSX: FCR), one of Canada’s largest owners, developers and managers of grocery anchored, retail-focused urban properties, announced today financial results for the three months ended March 31, 2018.

SELECTED FINANCIAL INFORMATION

(unaudited)	Three months ended March 31
	2018	2017
FFO (1) ($ millions)	$73.9	$66.6
FFO per diluted share (1) (2)	$0.30	$0.27
Weighted average diluted shares for FFO (000s)	245,717	244,820

Total Same Property NOI (1) ($ millions)	$96.1	$93.7
Total Same Property NOI growth (1) (3)	2.6%	2.4%

Total portfolio occupancy (4)	96.2%	94.5%
Total Same Property occupancy (1) (4)	96.8%	95.1%

Net income attributable to common shareholders ($ millions)	$65.9	$203.7
Net income attributable to common shareholders per diluted share	$0.27	$0.82
Weighted average diluted shares for net income (000s)	247,044	250,232

(1)	Refer to “Non-IFRS Financial Measures” section of this press release.

(2)	Historically, the Company also reported Operating FFO, calculated as FFO excluding other gains, losses and expenses, which increased 6.0% to $0.298 from $0.281 per diluted share compared to the same prior year period.

(3)	Prior periods as reported; not restated to reflect current period categories.

(4)	As at March 31.

FIRST QUARTER FINANCIAL AND OPERATIONAL HIGHLIGHTS

●	FFO per Share: FFO per diluted share increased 10.7% to $0.301 from $0.272 in the same prior year period. FFO in total dollars increased 11.0% or $7.3 million compared to the same prior year period.

●	Same Property NOI Growth: Total Same Property NOI increased 2.6% compared to the same prior year period.

●	Portfolio Occupancy Rate: Total portfolio occupancy improved from 96.1% at December 31, 2017 to 96.2% at March 31, 2018. Total portfolio occupancy improved 1.7% from 94.5% at March 31, 2017 to 96.2% at March 31, 2018. Occupancy at March 31, 2018 and 2017 excluding vacant space held for development was 96.7% and 95.2% respectively.

●	Lease Renewal Rate Increase: Net rental rates for the quarter increased 7.6% on 353,000 square feet of lease renewals when comparing the rental rate in the last year of the expiring term versus the first year of the renewal term. Net rental rates increased 9.1% when comparing the rental rate in the last year of the expiring term versus the average rental rate over the renewal term.

●	Growth in Average Net Rental Rate: The average net rental rate increased by 2.5% or $0.48 per square foot over the same prior year period to $19.84 per square foot, primarily due to rent escalations.

●	Property Investments: The Company invested $50.5 million in development and redevelopment in the quarter and acquired three adjacent buildings and one adjacent land parcel for $18.0 million. The Company disposed of a 50.5% non-managing interest in a portfolio of six properties in London, Ontario as well as two land parcels for $72.1 million. In addition, the Company also completed the sale of 18 properties the Company owns through its joint venture interest in Main and Main Urban Realty for approximately $112.0 million at the Company’s interest.

●	Net Income Attributable to Common Shareholders: Net income decreased to $65.9 million or $0.27 per diluted share compared to $203.7 million or $0.82 per diluted share for the same prior year period. The decrease was primarily due to a lower increase in the fair value of investment properties.

“Growth in our necessity based, retail-focused urban portfolio continued in the first quarter, highlighted by our highest occupancy level since 2011 and our highest FFO ever” said Adam Paul, President and CEO.

“We are pleased with our ongoing recycling of capital through quality partnerships in our core stable assets which fits well with the measured pace of our development program” Mr. Paul concluded.

FINANCIAL HIGHLIGHTS

As at ($ millions)	March 31		December 31
	2018	2017	2017
Total assets (1)	$9,980	$9,334	$9,969
Unencumbered assets (2)	$7,347	$6,805	$7,374
Net debt to total assets (2)	43.6%	43.1%	43.4%
Weighted average term of fixed-rate debt (years) (2)	5.4	5.4	5.4

(1)	Presented in accordance with IFRS.

(2)	Reflects joint ventures proportionately consolidated.

DIVIDEND

The Company will pay a second quarter dividend of $0.215 per common share on July 18, 2018 to shareholders of record on June 29, 2018.

MANAGEMENT CONFERENCE CALL AND WEBCAST

First Capital Realty invites you to participate at 2:00 p.m. (ET) on Wednesday, May 9, 2018, in a live conference call with senior management to discuss the Company’s results for the three months ended March 31, 2018.

Teleconference

You can participate in the live conference by dialing 416-340-2217 or toll-free 866-696-5910 with access code 4805785. The call will be accessible for replay until May 23, 2018 by dialing 905-694-9451 or toll-free 800-408-3053 with access code 3353401.

Webcast

To access the live audio webcast and conference call presentation, please go to First Capital Realty’s website or click on the following link: Q1 2018 Conference Call. The webcast will be accessible for replay in the ‘Investors’ section of the website, under ‘Conference Calls’.

Management’s presentation will be followed by a question and answer period. To ask a question, press ’1’ followed by ’4’ on a touch-tone phone. The conference call coordinator is immediately notified of all requests in the order in which they are made, and will introduce each questioner. To cancel your request, press ’1’ followed by ’3’. For assistance at any point during the call, press ’*0’.

ABOUT FIRST CAPITAL REALTY (TSX: FCR)

First Capital Realty is one of Canada’s largest owners, developers and managers of grocery anchored, retail-focused urban properties where people live and shop for everyday life. The Company currently owns interests in 162 properties, totaling approximately 25 million square feet of gross leasable area.

Non-IFRS Financial Measures

First Capital Realty prepares and releases unaudited interim and audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). As a complement to results provided in accordance with IFRS, the Company discloses certain non-IFRS financial measures, including but not limited to proportionate interest, NOI, Same Property NOI, FFO and ACFO. These non-IFRS measures are further defined and discussed in First Capital Realty’s MD&A for the three months ended March 31, 2018, which should be read in conjunction with this press release. Since these non-IFRS measures do not have standardized meanings prescribed by IFRS, they may not be comparable to similar measures reported by other issuers. The Company uses and presents the above non-IFRS measures as management believes they are commonly accepted and meaningful financial measures of operating performance. Reconciliations of certain non-IFRS measures to their nearest IFRS measures are included in the Company’s MD&A. These non-IFRS measures should not be construed as alternatives to net income or cash flow from operating activities determined in accordance with IFRS as measures of First Capital Realty’s operating performance.

Forward-looking Statement Advisory

This press release contains forward-looking statements and information within the meaning of applicable securities law, including statements regarding growth expectations in FFO, Same Property NOI and occupancy, our ability to raise capital through partnerships and the pace of our development program. These forward-looking statements are not historical facts but, rather, reflect the Company’s current expectations and are subject to risks and uncertainties that could cause the outcome to differ materially from current expectations. Such risks and uncertainties include, among others, general economic conditions; tenant financial difficulties, defaults and bankruptcies; increases in operating costs and property taxes; First Capital Realty’s ability to maintain occupancy and to lease or re-lease space at current or anticipated rents; development, intensification and acquisition activities; residential development, sales and leasing; risks in joint ventures; environmental liability and compliance costs and uninsured losses, in addition to those risks discussed in the Company’s MD&A for the year ended December 31, 2017 and in its current Annual Information Form. Readers, therefore, should not place undue reliance on any such forward-looking statements. First Capital Realty undertakes no obligation to publicly update any such forward-looking statement or to reflect new information or the occurrence of future events or circumstances except as required by applicable securities law.

All forward-looking statements in this press release are made as of the date hereof and are qualified by these cautionary statements.

* * * *

For further information:

Adam Paul

President & CEO

(416) 216-2081
adam.paul@fcr.ca

Kay Brekken

Executive Vice President & CFO

(416) 216-2051

kay.brekken@fcr.ca

www.fcr.ca
TSX: FCR

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